Strategic Partners Style Specific Funds

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

June  3, 2005

Via Edgar

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W., Mail Stop 3-9

Washington, D.C. 20549

Re:                               Strategic Partners Style Specific Funds
Registration Statement on Form N-14
File Nos. 333-121797 and 811-09439

Dear Mr. Greene:

On behalf of Strategic Partners Style Specific Funds (the “Fund”), we are responding to oral comments received from Larry Greene of the Securities and Exchange Commission (the “Commission”), during a telephone conversation with Claudia DiGiacomo on May 18, 2005 and May 20, 2005.

The comments were addressed to Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-14 which was filed via EDGAR on May 6, 2005, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 (the “Exchange Act”), for use in connection with a special meeting of shareholders of the Strategic Partners Bond Fund, a series of Strategic Partners Mutual Funds, Inc. (the “N-14”).

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

1.                                       Comment:  PIMCO portfolio manager compensation disclosure (page 11): please only disclose the types of compensation that apply to the PIMCO portfolio managers listed in the N-14.

Response:  Each type of compensation disclosed in the N-14 was paid to a PIMCO portfolio manager for the Fund as of December 31, 2004.

2.                                       Comment:  Portfolio Holdings (page 15):  N-14 only incudes disclosure from Fund’s Prospectus – add disclosure from Fund’s Statement of Additional Information (SAI).

Response:  We note that the instructions to Form N-14 do not require the disclosure from the Fund’s SAI to be included in the N-14, nevertheless we have revised the disclosure in the N-14 to include the disclosure in the Fund’s SAI, as requested.

3.                                       Comment:  (Page 16) Confirm whether or not the Fund treats omnibus accounts the same way.  If not, add disclosure to explain how such accounts are treated.

Response:  We confirm that the Fund treats omnibus accounts the same as Intermediaries and the disclosure has been revised accordingly.

4.                                       Comment:  Reasons for the Transaction (page 25):  The Fund only states factors but does not provide any reasons for the transaction.  Please revise disclosure to provide reasons for the transaction.

Response:  We have revised this disclosure as requested to clarify the reasons for the transaction.

5.                                       Comment:  Expenses of the Transaction (page 26): Please include estimate of proxy solicitation expenses.

Response:  The requested disclosure has been added.

6.                                       Comment:  Voting Information (page 32): The Staff does not understand the sentence stating, “Since an adjournment of the meeting requires an affirmative vote of a majority of shares present at the meeting, each broker non-vote and abstention would have the effect of a vote against adjournment.”  Please add sentence explaining the effect of such non-vote and affirmatively state how proxies will be voted.

Response:  The disclosure has been revised as requested.

7.                                       Comment:  Confirm that the Fund considered the accounting rather than legal analysis pursuant to the North American Security Trust no-action letter and explain each factor.

Response:  In the North American Security Trust no-action letter (pub. avail. Aug. 5, 1994), the Staff stated that, in determining whether a new fund resulting from a reorganization may use the historical performance of one of several predecessor funds, the attributes of the new fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the new fund.  We confirm that, in determining that the Total Return Bond Fund should be deemed the survivor fund of the reorganization for accounting purposes (i.e., the fund whose financial statements are carried forward) and the calculation of performance, we considered the following factors:

Funds’ investment advisers:  American Skandia Investment Services, Inc. (“ASISI”) and Prudential Investments LLC (“PI”) currently serve as Investment Managers to the Bond Fund and PI currently serves as Manager of the Total Return Bond Fund.  Pacific Investment Management Company LLC (PIMCO) is engaged with respect to both Bond Fund and Total Return Bond Fund to act as subadviser.  After consummation of the transaction, PI will continue to serve as Manager and PIMCO as subadviser to the combined fund (the “Combined Fund”).

Funds’ investment objectives, policies and restrictions:  The Bond Fund and Total Return Bond Fund’s investment objectives, policies and restrictions are substantially similar but not identical.  After consummation of the transaction, the Combined Fund will be managed according to the investment objectives, policies and restrictions of the Total Return Bond Fund.

Expense structures and expense ratios of the Funds:  For Class A, L and X shares, the total annual operating expenses for each of Bond Fund and Total Return Bond Fund are the same and there will be no change after consummation of the transaction.  With respect to Class B, C and M shares, total annual operating expenses are lower for Total Return Bond Fund than for Bond Fund.  After giving effect to the transaction, the Combined Fund is expected to have the same total annual operating expenses as Total Return Bond Fund.  The Total Return Bond Fund is offering new share classes as part of the transaction.  The new share classes will have the same fee schedule as the Combined Fund.  In addition the Combined Fund will have the same fee schedules as Total Return Bond Fund.

Asset size and portfolio composition:  Although Bond Fund has a significantly larger asset base than Total Return Bond Fund (as of September 30, 2003, the Bond Fund had net assets of approximately $487.1 million, while the Total Return Bond Fund had assets of approximately $127.9 million at that date), the composition of the Bond Fund and Total Return Bond Fund is substantially similar.  None of the portfolio securities must be sold as a result of the transaction.  After giving effect to the transaction, therefore, the Combined Fund is expected to have a portfolio composition similar to that of both the Bond Fund and Total Return Bond Fund.  However, the portfolio composition is expected to be more similar to the Total Return Bond Fund.

Thus the attributes of the Combined Fund most closely resemble those of the Total Return Bond Fund and therefore the Total Return Bond Fund should be deemed the surviving fund of the reorganization for purposes of accounting and the calculation of performance.

8.                                       Comment: Page 3. Please include the disclosure from the Fund’s registration statement regarding segregated accounts to avoid leverage when employing derivatives.

Response:  We have revised the disclosure as requested.

9.                                       Comment: Page 4. Please delete the word “deemed” from the sentence, “Each of the Funds is deemed a diversified fund under the Investment Company Act of 1940.”

Response:  We have revised the disclosure as requested.

10.                                 Comment: Please use “pro forma” as a heading in all expense charts.  Additionally, please revise disclosure to include required line items for disclosing fee waivers.

Response:  We have revised the expense charts as requested.

11.                                 Comment:  In the expenses tables please explain how the expenses for Total Return Bond Fund for Class L, Class M and Class X shares was computed since such shares are not currently offered.  Please explain why there is a waiver and why the expenses are less than Bond Fund.

Response:  The expenses for Class L,  M and X shares of Total Return Bond Fund were computed based on the fund’s current expenses, including fee waivers and/or expense reimbursements as of the date of the pro formas.

12.                                 Comment:  Expense tables (page 26): Please (a) explain how the reorganization expenses are reflected in the fee waivers and (b)  confirm whether the reorganization expenses that will be borne by the Funds are reflected in the pro formas for the Total Return Bond Fund after the transaction?

Response:  (a) Generally, if a fund has a fee waiver the reorganization expenses will not be included in such waiver unless the fund has an expense cap and its current expenses are above the expense cap.  When a fund is under its expense cap, then all or a portion (equal to the amount that would bring the fund to its expense cap) of the fund’s reorganization expenses would be reflected in the pro forma expenses reflecting the proposed transaction.  (b)  For this transaction, each Fund is over its expense cap so all of the expenses of the transaction will be borne by the Investment Managers and the disclosure has been revised accordingly.

13.                                 Comment: Pro forma statement of investments: Please add footnote stating that none of the investments is expected to be sold as a result of the reorganization.

Response:  We have revised the pro forma statement of investments as requested.

14.                                 Comment:  Pro Forma Statement of Operations (page F-13):  Should there be an adjustment for item “less: Advisory fee waivers and Expense Reimbursement.”?

Response: The disclosure has been revised to reflect an adjustment for such item.

15.                                 Comment: Notes to financial statements: Add disclosure explaining the differences in valuation policies, if any.

Response: The disclosure has been revised to reflect that the Funds’ valuation policies are substantially identical and that their are no differences in the terms of how the funds value its securities.

16.                                 Comment:  Part C, Item 10: Please explain how the Distribution and Service Plan for Class L, M and X shares is incorporated by reference to another filing if such shares do not exist.

Response: Such shares were created in the Fund’s current N-1A filed with the SEC on November 22, 2004.  The Distribution and Service Plan for Class L, M and X shares were attached as an exhibit to that filing.

Should you have any questions, please do not hesitate to call me at 973-802-5032.

Very truly yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo